POLITICAL CALLS, INC.
                                  1015 S. Cimarron
                               Las Vegas, NV  89145
                               Phone: (702) 273-8920

July 2, 2007

VIA EDGAR AND FIRST CLASS MAIL
------------------------------

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention:  Mr. Michael McTiernan
            Staff Attorney
            Division of Corporate Finance
            Mail Stop 4561

RE:  Political Calls, Inc.
     Request for Acceleration of Effectiveness
     Registration Statement on Form SB-2
     Commission File No. 333-140823

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Political Calls, Inc., a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Monday, July 9, 2007, or as soon thereafter as possible.

Further, the Company acknowledges that:

      o Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

      o The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                                                   July 2, 2007
                                                                         Page 2


Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at
(702) 221-1925 or by facsimile at (702) 221-1963.

Thank you for your assistance and cooperation.

Sincerely,

/s/ Dave Gallagher
--------------------------
    Dave Gallagher
    President

cc:   Thomas C. Cook, Esq.